Exhibit 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement
Profit Increase in respect of the First Quarterly Results of The Year 2009
China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.      Predicted results for the period in issue
1.	Results prediction period: 1 January 2009 to 31 March 2009

2.
Results prediction position: according to the preliminary calculations of the Financial Department of China Petroleum & Chemical Corporation (the “Company”), the net profit for the first quarter of 2009 will increase by more than 50% compared to the corresponding period of previous year.

3.	The prediction on the first quarterly results of 2009 has not been audited by registered accountants.

II.	Results of the corresponding period of previous year (under the PRC Accounting Standards for Business Enterprises)

1.	Net profit attributable to the Company´s shareholders: RMB 6.701 billion
2.	Earnings per share: RMB 0.077

III.   Reasons for the increase

During the first quarter of 2009, the international crude oil prices had been moved at the low price range. The adjusted refined oil prices had been systemized and implemented in the domestic market. The Company´s refinery segment reverted its difficulty in operation loss which had been lasted for years, and became the main profit source of the Company again. A significant increase occurred in the results of the Company for the first quarter of 2009 compared to the corresponding period of previous year.

The specific data will be disclosed in detail in the first quarterly report of 2009. Investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 27 March 2009

As at the date of this Announcement, the directors of the Company are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Liu Zhongli+, Shi Wanpeng+ and Li Deshui+.

# Executive Directors
 * Non-executive Directors
 + Independent Non-executive Directors